Management’s discussion and analysis (“MD&A”) of the consolidated interim operating results and financial condition of Metallica Resources Inc. (the “Company”) for the three months ended March 31, 2005 and 2004 has been prepared based on information available to the Company as of May 2, 2005. MD&A should be read in conjunction with the consolidated interim financial statements and the related notes for the three months ended March 31, 2005 and 2004, and in conjunction with MD&A for the year ended December 31, 2004. The consolidated financial statements and the related notes have been prepared in accordance with Canadian generally accepted accounting policies. All dollar amounts referred to in this discussion and analysis are expressed in United States dollars.

Financial Results of Operations
First Quarter 2005 Compared to First Quarter 2004
The Company reported a loss of $0.73 million ($0.01 per share) for the three months ended March 31, 2005 as compared to a loss of $0.69 million ($0.01 per share) for the three months ended March 31, 2004.

Interest income for the three months ended March 31, 2005 decreased by $0.08 million to $0.23 million due to lower invested cash balances in the current period.

Income from option payments of $0.1 million in the preceding period represents cash received from the sale of the Company’s Mara Rosa project in Brazil. The remaining $0.2 million owed to the Company pursuant to the sale agreement was received later in 2004.

General and administrative expenses increased by $0.07 million in the current period to $0.36 million. The increase generally results from an increase in insurance costs of $0.03 million, an increase in the fees paid to consultants of $0.03 million and higher SEDAR/EDGAR filing fees of $0.02 million in the current period due to accelerated regulatory filing deadlines.

Exploration expense in the current period was $0.04 million as compared to $0.07 million in the preceding period. The $0.03 decrease is attributable to the Company’s focus on exploration activities at the Rio Figueroa project in the current period, the costs of which have been capitalized, as compared to generative exploration efforts.

Stock compensation expense increased by $0.14 million in the current period to $0.19 million, and primarily results from 650,000 stock options granted on March 10, 2005. The stock options vest one-third on the date of grant, an additional one-third on the first anniversary from the date of grant and the remaining one-third two years from the date of grant. Stock compensation expense for stock options issued by the Company after January 1, 2003 is recognized over the stock option vesting period.

The decrease in foreign exchange loss of $0.23 million to $0.36 million in 2005 principally results from unrealized losses associated with holding lower cash balances in Canadian dollars at March 31, 2005 (Cdn$42.39 million at March 31, 2005 versus Cdn$54.71 million at March 31, 2004, and a weakening of the Canadian dollar relative to the U.S. dollar in both periods. The Cdn$/US$ exchange rate at December 31, 2004 was 1.2048 as compared to 1.2173 on March 31, 2005, whereas the Cdn$/US$ exchange rate at December 31, 2003 was 1.2946 as compared to 1.3081 on March 31, 2004.

The provision for income taxes decreased by $0.05 million in the current period to $0.01 million and results from a valuation allowance of $0.05 million for Canadian withholding taxes on interest earned in Canada by a foreign subsidiary in 2004.

Summary of Quarterly Results

	2005		2004
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
Total revenues	$—	$—	$—	$—
Net income (loss)	$(726,896)	$1,582,433	$1,649,917	$(1,174,302)
Basic net income (loss) per share	$(0.01)	$0.02	$0.02	$(0.01)
Diluted net income (loss) per share	$(0.01)	$0.01	$0.02	$(0.01)

	2004		2003
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
Total revenues	$—	$—	$—	$—
Net income (loss)	$(689,586)	$363,253	$(1,326,066)	$(388,595)
Basic net income (loss) per share	$(0.01)	$0.01	$(0.03)	$(0.01)
Diluted net income (loss) per share	$(0.01)	$0.01	$(0.03)	$(0.01)

The high quarterly net income (loss) volatility for the first quarter of 2005 and the year 2004 primarily results from holding large cash balances in Canadian dollars and high fluctuations in Cdn$/US$ exchange rates. Net foreign exchange gains (losses) totaled ($0.36) million in 2005, and ($0.59) million, ($0.90) million, $1.85 million and $1.80 million for the 1st, 2nd, 3rd and 4th quarters of 2004, respectively. The Cdn$/US$ exchange rate was 1.2946 at December 31, 2003, and 1.3081, 1.3453, 1.2699 and 1.2048 as of March 31, June 30, September 30 and December 31, 2004, respectively, and 1.2173 at March 31, 2005.

The increase in loss for the 3rd quarter of 2003 as compared to the preceding quarter is attributable to a $0.68 million write-off of the Los Colorados MIMK property and a $0.25 million direct mail marketing program. Net income in the 4th quarter of 2003 of $0.36 million results from a foreign exchange gain of $0.60 million due to holding net proceeds of Cdn$80.75 million from the Company’s December 11, 2003 public equity offering in Canadian dollars and the subsequent strengthening of the Canadian dollar relative to the U.S. dollar at December 31, 2003.

Liquidity and Capital Resources
The Company’s cash and cash equivalents decreased by $1.71 million for the three months ended March 31, 2005 as compared to a decrease in cash and cash equivalents for the three months ended March 31, 2004 of $18.40 million. The decrease in cash outflows of $16.69 million in the current period is primarily due to $13.25 million of payments to Glamis in 2004 pursuant to agreements to acquire Glamis’ 50% ownership interest in the Cerro San Pedro project and a royalty. As of March 31, 2004, the Company had completed its payment obligations to Glamis on the Cerro San Pedro acquisition and royalty purchase agreements. In addition, deferred expenditures were approximately $2.31 million higher in the preceding period due principally to mine construction activities at the Cerro San Pedro project in 2004. In June 2004, the Company suspended construction of the Cerro San Pedro mine pending resolution of various permitting and other issues involving the project. As of May 2, 2005, construction of the mine has not recommenced.

The Company received $0.40 million of proceeds from the exercise of compensation warrants in 2004 as compared to nil warrant proceeds in the current period. The warrants were issued in connection with a March 2003 private placement and were exercisable at Cdn$1.50 per share. The Company also received $0.25 million of proceeds from the exercise of stock options in 2004 as compared to an insignificant number of stock options exercised in the current period.

The Company had working capital of $38.72 million at March 31, 2005 as compared to working capital of $41.75 million at December 31, 2004. The $3.03 million decrease in working capital primarily results from additions to mineral properties and deferred expenditures on the Company’s exploration and development projects, principally the Cerro San Pedro project, totaling $2.65 million.

Related Party Transactions
On June 11, 2004, the Company entered into a consulting agreement with a director of the Company that provides for consulting fees at the rate of $600 per day plus out-of-pocket expenses. The Company incurred costs pursuant to this agreement totaling $15,000 during the three months ended March 31, 2005, resulting in an amount owed to the director of $27,000 as of March 31, 2005.

On December 1, 2004, the Company entered into a six-month consulting agreement with another director of the Company. The agreement provides for a minimum monthly retainer fee of $2,500 for up to three days of consulting services per month, plus out-of-pocket expenses. The Company incurred costs pursuant to this agreement totaling $10,339 during the three months ended March 31, 2005, all of which had been paid as of March 31, 2005.

Outstanding Share Data
As of May 2, 2005, the Company has issued one class of common shares and has a total of 82,865,914 shares outstanding. The Company has 19,350,000 common share purchase warrants outstanding, each of which is exercisable for one common share at an exercise price of Cdn$3.10 through December 11, 2008. Stock options outstanding as of May 2, 2005 total 3,014,500 and are exercisable for common shares at prices ranging from Cdn$0.45 per share to Cdn$2.87 per share.

Corporate Outlook, Contingencies and Other
In June 2004, the Company suspended construction of the Cerro San Pedro mine pending resolution of various permitting and other issues involving the project. In August 2004, the Company received the annual municipal construction and operating licenses, and in October 2004, the Company received the annual project explosives permit. The project explosives permit, as with all mine explosives permits in Mexico, expired on December 31, 2004. The Company has applied for and is awaiting receipt of the explosives permit for 2005. The Company continues to focus its efforts on obtaining the project explosives permit, resolving the two issues discussed below and recommencing construction of the project. However, there are no assurances that the Company’s efforts to resolve these and other issues involving the project will be successful, or that construction of the mine will recommence.

In August 2004, the Company received notification that a Mexican Federal Court rendered a judgment in favor of a group opposing the Cerro San Pedro project who were seeking nullification of the Company’s Manifestacion de Impacto Ambiental (“MIA”). The MIA is the Mexican equivalent of an Environmental Impact Statement in the United States. The legal action brought by the contesting group claimed that the federal agency that granted the MIA violated various environmental and other laws. The federal agency that issued the environmental permit to the Company has appealed the decision. Although the permit is presently valid pending resolution of the appeal, there are no assurances that the federal agency’s or the Company’s efforts to overturn the ruling will be successful. In the event that these efforts are unsuccessful, the Company can appeal the decision, attempt to re-permit the project, or pursue other options that may be available to the Company.

In April 2004, a San Luis Potosí, Mexico, Agrarian Court rendered a judgment in favor of a group opposing the Cerro San Pedro project and nullified the Company’s lease agreement for surface rights at the project. The Company appealed the Agrarian Court decision and in November 2004, a Federal Court ruled that the group opposing the project did not have the legal right to contest the lease and ordered the Agrarian Court to issue a new decision. In December 2004, the Agrarian Court once again issued a nullification order with respect to the lease agreement. The Company, along with the individuals who entered into the lease agreement with the Company, has appealed this latest decision. The Company continues to have surface rights access pending resolution of the appeals; however, there are no assurances that the Company’s efforts to overturn the ruling will be successful, or that the Company will be successful in its other efforts to secure surface rights access.

The Company’s exploration and project development activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company also has certain operating and other permits that require periodic renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits prior to commencing mine operations at the Project. Although the Company believes that it is currently in full compliance with its permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted.

Forward-Looking Statements
This document contains statements, which, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities

Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, and are intended to be subject to the safe harbor protection of those provisions. Such statements include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as “could”, “expect”, “believe”, “will”, “estimate”, “anticipate”, “project” and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks, uncertainties and other factors, including those described under the heading “Risk Factors” in the Company’s latest Annual Report on Form 20-F. These which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. These factors include, among others, risks related to the Company’s properties being at the exploration or development stage; uncertainty of obtaining additional funding; effects on the Company’s operations of current and prospective regulations governing, among others, prospecting, development, environmental protection and labor matters; risks of liability for environmental damage; and risks associated with international business operations. As well, the Company is directly and indirectly involved in various lawsuits that relate to its Cerro San Pedro project in Mexico. In the event of an adverse outcome from certain of these lawsuits, the Company’s ability to complete construction and operate this mine could be impaired. The Company also has certain operating and other permits at its Cerro San Pedro project that require periodic or annual renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits during mine construction and operations at Cerro San Pedro. These permits include, but are not limited to, annual renewal of the local municipal construction and operating licenses, annual renewal of the explosives permit, annual renewal of titles to water rights and receipt of an environmental license that is issued at commencement of operations. Although the Company and its advisors believe that the Company is currently in compliance with all material conditions of the permits that have been issued to the Company to date, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted. In the event that the required permits are not granted or renewed in a timely manner, or in the event that governmental and regulatory authorities determine that the Company is not in compliance with its existing permits, the Company may be forced to suspend or cease project construction or operations in the future. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.